STATEMENT OF FINANCIAL CONDITION

HRT Financial LLC
Year Ended December 31, 2018
With Report of Independent
Registered Public Accounting Firm

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 AND ENDING December 31, 2018
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HRT Financial LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Greenwich St., 57th Fl, Four World Trade Center
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Morrissey　　　　　　　　　　　　　　　　　　　　　　　(212) 293-1917
　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

5 Times Square	New York	NY	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)　　Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Morrissey _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HRT Financial LLC _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Susan Morrissey
Signature

Director of Accounting/FINOP
Title

Amelia Blair
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HRT Financial LLC

Statement of Financial Condition

December 31, 2018

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and Managing Directors of
HRT Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HRT Financial LLC (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the company's auditor since 2013.

New York, New York
February 26, 2019

HRT Financial LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	22,049,518
Collateralized agreements: Securities borrowed		144,095,386
Receivable from broker-dealers, exchanges, and clearing organizations		298,898,700
Financial instruments owned, at fair value		839,111,108
Prepaid expenses		108,604
Dividends receivable		745,836
Accrued interest receivable		409,249
Other assets		3,319,727
Memberships in exchanges, at cost (fair value $475,000)		555,500
Total assets	$	1,309,293,628

Liabilities and Members' Capital

Due to affiliates	$	12,945,126
Payable to broker-dealers, exchanges, and clearing organizations		70,081,084
Collateralized agreements: Securities loaned		183,882,887
Financial instruments sold, not yet purchased, at fair value		648,187,192
Accounts payable and accrued liabilities		5,499,490
Dividends payable		1,289,695
Accrued interest payable		518,704
Total liabilities	$	922,404,178
Members' capital		
Total members' capital		386,889,450
Total liabilities and members' capital	$	1,309,293,628

See accompanying notes to financial statement.

HRT Financial LLC

Notes to Financial Statement

December 31, 2018

1. Organization and Nature of Business

HRT Financial LLC ("HRTF" or the "Company"), a Delaware limited liability company, formed in August 2009, became licensed in December 2009, and began trading activity in January 2010. HRTF is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Securities Investor Protection Corporation ("SIPC") and is licensed to transact on various exchanges. The Chicago Board Options Exchange is HRTF's designated examining authority.

HRTF was organized for the purpose of trading financial instruments utilizing a proprietary electronic trading system. The Company is managed and operated as one business. Accordingly, the Company operates under one reportable segment. Hudson River Trading LLC ("HRT") owns 98% of HRTF and RDC I, Inc. (HRT and RDC I, Inc., collectively the "Members") owns the remaining 2%. HRTF self-clears United States ("US") equities, exchange traded funds ("ETFs"), and preferred stocks and clears its remaining trading activity through unaffiliated clearing firms on a fully disclosed basis using clearing agreements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of a Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at two US banks. HRTF defines cash equivalents as short term highly liquid interest bearing investments with original maturities at the time of purchase of three months or less. At December 31, 2018, cash and cash equivalents included only cash in bank deposit accounts.

2. Summary of Significant Accounting Policies (continued)

Collateralized Agreements and Financings

In accordance with ASC 860, *Transfers and Servicing*, Securities borrowed and securities loaned transactions are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. In these transactions, HRTF receives cash from the borrower of the securities, or deposits cash with the lender of the securities. The Company monitors the market value of securities borrowed and securities loaned on a daily basis with additional collateral obtained or refunded as necessary.

The Company enters into securities borrowed and securities loaned transactions as part of its normal course of business. The Company is generally permitted to re-pledge the securities borrowed and use them to deliver to counterparties to cover short positions, whereas securities loaned transactions help finance the Company's securities inventory.

The Company's securities borrowed and securities loaned are recorded at amounts that approximate fair value. These items are recorded based upon their contractual terms and are not materially sensitive to shifts in interest rates because they are short-term in nature and are fully collateralized. These items would be categorized as Level 2 in the fair value hierarchy if they were required to be recorded at fair value.

The Company maintains an uncommitted line of credit of $200,000,000 with a US bank (the "Lender"). Interest is incurred on outstanding loans at the daily Fed Funds Rate plus 1%. All borrowings are fully collateralized with securities pledged to the Lender. As of December 31, 2018, the Company did not have any borrowings under the uncommitted line of credit.

2. Summary of Significant Accounting Policies (continued)

Memberships in Exchanges, at Cost

HRTF's memberships in exchanges represent ownership interests in certain exchanges and provide HRTF with the right to conduct business on such exchanges. These are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment in accordance with ASC 940, *Financial Services – Brokers and Dealers ("ASC 940")*. These items would be categorized as Level 2 in the fair value hierarchy if they were required to be recorded at fair value. As of December 31, 2018, management has concluded that an other than temporary impairment has not occurred on any such ownership interests.

Fair Value Measurements

Financial instruments owned and Financial instruments sold, not yet purchased are carried at fair value on a recurring basis with changes in fair value recognized in income under various accounting literature, principally applicable industry guidance, such as ASC 940, *Financial Services – Brokers and Dealers* ("ASC 940"), ASC 815, *Derivatives and Hedging* ("ASC 815") and ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. US equities, foreign equities, ETFs, real estate investment trusts and preferred stocks are priced electronically at the closing price published by the listing exchange.

Listed equity options are priced using The Options Clearing Corporation nightly published price for each contract. Debt securities are priced using end of day dealer quotes. Listed futures contracts are priced electronically daily at the settlement price published by the listing exchange. Foreign exchange spot rates are obtained via Bloomberg daily. Money market funds are priced using end of day bid prices provided by a third-party pricing service. HRTF has policies and procedures to evaluate its pricing methodology and pricing sources.

HRT Financial LLC

Notes to Financial Statement (continued)

2. Summary of Significant Accounting Policies (continued)

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

The Company records financial instruments owned and financial instruments sold, not yet purchased, including related trading gains and losses and related expenses on a trade date basis. Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded, respectively, in the Statement of Financial Condition under Receivable from and Payable to broker-dealers, exchanges and clearing organizations.

Financial instruments sold, not yet purchased, at fair value include obligations to purchase financial instruments at a future date. Such obligations have market risk to the extent subsequent market fluctuations may require the Company to repurchase such financial instruments at prices in excess of the market value reflected in the Statement of Financial Condition.

Accrued interest on Financial instruments owned, at fair value, is recorded in Accrued interest receivable in the Statement of Financial Condition.

Remeasurement of Foreign Currencies

Assets and liabilities denominated in currencies other than the entity's functional currency are remeasured at the rates of exchange prevailing at the close of business at the Statement of Financial Condition date.

Income Taxes

HRTF does not record a provision for federal or state income taxes. The Members of HRTF report their share of the income or loss on their income tax returns.

As of December 31, 2018, HRTF determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, *Income Taxes* ("ASC 740"), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

2. Summary of Significant Accounting Policies (continued)

Accounting Standards Updates

ASU 2016-01, *Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU 2016-01"), issued in January 2016, changes accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The guidance is effective for the Company for fiscal years beginning after December 15, 2017. The adoption of this guidance did not have an impact on the Company's Statement of Financial Condition.

ASU 2016-02, *Leases* (Topic 842) ("ASU 2016-02") issued in February 2016, sets out the principles for the recognition, measurement, presentation and disclosure of leases. Under ASU 2016-02, Lessees will need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability. ASU 2016-02 has not significantly changed the current Lessor accounting model. ASU 2016-02 is effective for the Company on January 1, 2019. The adoption of this guidance is expected to have no impact on the Company's Statement of Financial Condition.

ASU 2016-13, *Measurement of Credit Losses on Financial Instruments* (Topic 326) ("ASU 2016-13") issued in June 2016, changes the methodology for recognizing credit losses. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in ASU 2016-03 replace the incurred loss impairment methodology in current US GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 is effective for the Company on January 1, 2020. The Company is currently evaluating the impact of adopting this ASU on its Statement of Financial Condition.

3. Receivable from and Payable to Broker-Dealers, Exchanges, and Clearing Organizations

At December 31, 2018, Receivable from broker-dealers, exchanges and clearing organizations represents amounts due for unsettled trades, securities failed to deliver, deposits of cash or other short-term financial instruments held by other clearing organizations, cash held by broker-dealers, open equity in futures transactions, and rebates receivable from broker-dealers and exchanges. Amounts receivable from broker dealer and clearing organizations may be restricted to the extent that they serve as deposits for securities and financial instruments, sold not yet purchased. HRTF self-clears its US equities, ETFs and preferred stocks trades and also executes certain trades that are cleared by unaffiliated clearing brokers.

As of December 31, 2018, Payable to broker-dealers, exchanges and clearing organizations represents amounts due for unsettled trades, fees and commissions payable and securities failed to receive.

In the normal course of business, substantially all of HRTF's financial instruments transactions, money balances and security positions are transacted with several brokers. HRTF is subject to credit risk to the extent any broker or counterparty with which it conducts business is unable to fulfill contractual obligations on its behalf. HRTF's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties. Under the terms of its arrangements with the clearing brokers, the clearing brokers have the right to charge HRTF for losses resulting from HRTF's failure to fulfill its contractual obligations, and these losses are not capped.

Amounts Receivable from and Payable to broker-dealers, exchanges, and clearing organizations at December 31, 2018, consist of the following:

	Receivable	Payable
Payable to/Receivable from clearing organizations	$ 17,298,784	$ 7,060,468
Payable to/Receivable from broker-dealers and exchanges	250,338,307	6,335,821
Payable to clearing organizations for unsettled trades	-	42,984,450
Payable to clearing organizations for securities failed to receive	-	13,700,345
Receivable from clearing organizations for securities failed to deliver	31,261,609	-
	$ 298,898,700	$ 70,081,084

HRT Financial LLC

Notes to Financial Statement (continued)

3. Receivable from and Payable to Broker-Dealers, Exchanges, and Clearing Organizations (continued)

Included within Receivable from broker-dealers, exchange, and clearing organizations are required deposits of $14,467,992 that fluctuate based on each day's trading activity. Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

4. Fair Value Measurement

ASC 820, *Fair Value Measurement and Disclosures ("ASC 820")*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that HRTF has the ability to access at the measurement date.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include HRTF's own data.

HRT Financial LLC

Notes to Financial Statement (continued)

4. Fair Value Measurement (continued)

For a description of the valuation basis, techniques, and inputs used by the Company in valuing its Financial instruments owned and Financial instruments sold, not yet purchased, at fair value, refer to Note 2.

The following table presents HRTF's fair value hierarchy for those Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value on a recurring basis, as of December 31, 2018:

ASSETS

Description			Fair Value Measurement					
			Level 1		Level 2		Level 3	
Common Stocks	$	337,931,143	$	337,931,143	$	-	$	-
Preferred Stocks		361,258,689		361,258,689		-		-
Exchange Traded Funds		67,184,281		67,184,281		-		-
Options		36,721,666		36,721,666		-		-
Money Market Funds		131,412		131,412		-		-
Real Estate Investment Trusts		14,193,242		14,193,242		-		-
Mutual Funds		1,409,716		1,409,716		-		-
Municipal Bonds		20,280,959		-		20,280,959		-
Total financial instruments owned, at fair value	$	839,111,108	$	818,830,149	$	20,280,959	$	-

LIABILITIES

Description			Level 1		Level 2		Level 3	
Common Stocks	$	316,939,768	$	316,939,768	$	-	$	-
Preferred Stocks		175,913,928		175,913,928		-		-
Exchange Traded Funds		96,829,039		96,829,039		-		-
Options		42,959,210		42,959,210		-		-
Real Estate Investment Trusts		13,677,896		13,677,896		-		-
Warrants		405		405		-		-
Mutual Funds		1,866,946		1,866,946		-		-
Total financial instruments sold, not yet purchased	$	648,187,192	$	648,187,192	$	-	$	-

During the twelve months ended December 31, 2018 HRTF did not have any material transfers of financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value between Levels 1 and 2 of the valuation hierarchy.

HRT Financial LLC

Notes to Financial Statement (continued)

4. Fair Value Measurement (continued)

Certain instruments may be classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. As of December 31, 2018, HRTF did not hold any financial instruments that met the definition of Level 3.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet or measured at fair value on a recurring basis are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include Cash and cash equivalents, Collateralized Agreements: Securities borrowed, Receivable from broker-dealers, exchanges and clearing organizations, Prepaid expenses, Dividends receivable, Accrued interest receivable, Other assets, Due to affiliates, Payable to broker-dealers, exchanges and clearing organizations, Collateralized Agreements: Securities loaned, Accounts payable and accrued liabilities, Dividends payable and Accrued interest payable. Cash and cash equivalents are considered Level 1 financial assets while all other financial instruments mentioned above are considered Level 2.

5. Financial Instruments with Off-Balance Sheet Risk

The Company enters into options and futures contracts within its normal course of business. Such contracts are carried at fair value and have off-balance sheet risk.

Options contracts are derivatives that represent a contract sold by one party (option writer) to another party (option holder). The contract offers the buyer the right, but not the obligation, to buy (call) or sell (put) a security or other financial asset at an agreed-upon price (the strike price) during a certain period of time or on a specific date (exercise date). The contract obligates the seller to sell (call) or buy (put) a security or other financial asset at an agreed-upon price (the strike price) during a certain period of time or on a specific date (exercise date) if the contract is exercised.

Futures contracts are for delayed delivery of a financial instrument in which the seller agrees to make delivery at a specified future date at a specified price or yield. Futures contracts are exchange traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount of a financial instrument or commodity at a particular price. Holding a futures contract requires the Company to deposit with the clearing broker an amount of cash or other specified assets as margin.

HRT Financial LLC

Notes to Financial Statement (continued)

5. Financial Instruments with Off-Balance Sheet Risk (continued)

The credit risk of futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains (losses) on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset, cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. The credit risk of options contracts is limited to the unrealized gains recorded in the Statement of Financial Condition.

The notional amounts of futures and options contracts reflect the contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Unrealized gains or losses, rather than notional amounts, represent the fair value of future cash flows. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility.

As of December 31, 2018, the Company held open options contracts with a fair value of $36,721,666 included in Financial instruments owned, at fair value and a fair value of ($42,959,210) included in Financial instruments sold, not yet purchased, at fair value in the Statement of Financial Condition.

As of December 31, 2018, the gross notional amount of options contracts used for trading purposes was $1,462,460,936 on long positions held and ($1,715,871,057) on short positions held.

As of December 31, 2018, the Company held open futures contracts with a fair value of ($7,539,092) included in Receivable from broker-dealers, exchanges and clearing organizations.

As of December 31, 2018, the gross notional amount of futures contracts used for trading purposes was $75,755,200 on long positions held and ($14,433,213) on short positions held.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The Company does not apply hedge accounting as defined in ASC 815-10-15, *Derivatives and Hedging*, as all financial instruments are recorded at fair value. Exposure to market risk is managed in accordance with risk limits set by senior management, and by buying or selling instruments or entering into offsetting positions.

HRT Financial LLC

Notes to Financial Statement (continued)

6. Regulatory Requirements

HRTF is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. HRTF has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or a cash dividend paid if resulting net capital is less than the greater of 2% of aggregate debits or $1,500,000.

At December 31, 2018, HRTF had net capital of $339,022,325 which exceeded its minimum requirement of $1,000,000 by $338,022,325. The Company self-clears its trading activities in US equities, ETFs, and preferred stocks and is therefore subject to the Customer Protection rules under Rule 15c3-3 promulgated under the Securities Exchange Act of 1934, as amended. However, at December 31, 2018, and throughout the year, HRTF did not carry security accounts for third-party customers or perform custodial functions related to third-party customer securities. Consequently, at December 31, 2018, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

Proprietary balances, if any, held at HRTF's clearing brokers ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing brokers.

7. Collateralized Transactions

HRTF receives cash as collateral for its securities loaned transactions and pledges cash as collateral for its securities borrowed transactions. Securities borrowed consist of equity securities and ETFs that may be delivered or re-pledged to cover the Company's short positions.

HRTF does not hold securities loaned and borrowed transactions under an agreement with a contractual term to maturity. To ensure that the market value of the underlying collateral remains sufficient, collateral is generally valued daily and the Company may be required to deposit additional collateral, or may receive or return collateral pledged when appropriate. Securities borrowed transactions and securities loaned transactions are generally overnight and continuous.

The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

7. Collateralized Transactions (continued)

The table below represents financial instruments at fair value received as securities borrowed and included within Collateralized Agreements: Securities borrowed on the Statement of Financial Condition that were permitted to be delivered or re-pledged and that were delivered or re-pledged:

Collateral permitted to be delivered or re-pledged	$140,056,201
Collateral that was delivered or re-pledged	$125,497,445
Collateral permitted to be further re-pledged by the receiving counterparty	-

In order to finance the Company's positions, HRTF pledged securities owned to counterparties who, in turn, are permitted to deliver or re-pledge them. The table below represents assets pledged by the Company:

Securities owned, at fair value, pledged to counterparties that had the right to deliver or re-pledge	$176,827,341
Securities owned, at fair value, pledged to counterparties that do not have the right to deliver or re-pledge	-

Maturities of Collateralized Agreements: Securities loaned are provided in the table below:

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Collateralized Agreements: Securities loaned	$183,882,887	-	-	-	$183,882,887

HRT Financial LLC

Notes to Financial Statement (continued)

8. Assets and Liabilities Subject to Netting

The Company manages credit exposure from certain transactions by entering into master securities loan agreements and collateral agreements with counterparties. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. The Company does not net the amounts eligible for offsetting upon counterparty default related to these balances in the Statement of Financial Condition. The table below represents these assets and liabilities, which are subject to a netting arrangement upon the event of a default under the applicable master securities loan agreement, as of December 31, 2018:

| | Gross Amounts Recognized | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | Net Amount |
				Financial Instruments	Cash Collateral Received	
Assets						
Collateralized Agreements: Securities borrowed	$144,095,386	-	$144,095,386	($140,056,201)	-	$4,039,185
	$144,095,386	-	$144,095,386	($140,056,201)	-	$4,039,185
Liabilities						
Collateralized Agreements: Securities loaned	$183,882,887	-	$183,882,887	($176,827,341)	-	$7,055,546
	$183,882,887	-	$183,882,887	($176,827,341)	-	$7,055,546

9. Risks

HRTF's trading activities involve execution, settlement and financing of various trading transactions. These activities may expose HRTF to off-balance sheet credit and market risk in the event HRTF's clearing broker is unable to complete a transaction.

As part of its normal brokerage activities, HRTF may sell financial instruments not yet purchased. Financial instruments sold, not yet purchased represent obligations of HRTF to deliver specified financial instruments at the contracted prices, thereby creating the liability to repurchase such financial instruments in the market at prevailing prices. These transactions result in off-balance-sheet risk, as HRTF's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. Financial instrument positions are monitored on a daily basis.

9. Risks (continued)

Credit Risk

HRTF maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company is exposed to the risk that third parties that owe the Company money, financial instruments or other assets and will not perform their obligations. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons.

The Company has not experienced any losses due to such exposure and believes it is not exposed to any significant credit risk.

Market Risk

Market risk is the risk of loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Margin Risk

Margin risk occurs because HRTF may borrow funds in order to increase the amount available for investing or trading purposes.

Concentration

HRTF is dependent on its current clearing brokers to execute its trading strategies and the replacement of these services could take a few months, thereby affecting the normal operations of the Company.

Foreign Currency Risk

A portion of HRTF's normal business activities are denominated in various currencies outside of HRTF's functional currency, which in turn creates foreign currency exposure.

HRT Financial LLC

Notes to Financial Statement (continued)

10. Members' Capital

In accordance with HRTF's limited liability company agreement, profits and losses are allocated to members according to their respective interests in the Company.

Members have redemption rights which contain certain restrictions with respect to rights of withdrawal from HRTF as specified in its limited liability company agreement. The Company is also subject to the restriction of withdrawals of capital as outlined in Rule 15c3-1 of the Securities Exchange Act of 1934.

11. Transactions with Affiliates

HRTF has a services, space-sharing, and expense agreement with HRT. This agreement covers support services provided by HRT employees, compensation for such employees, fixed expenses, and office space utilized by HRTF. Direct expenses incurred by HRTF are not subject to the allocations. As of December 31, 2018, the amount payable to HRT was $12,191,058 and is included in Due to affiliates on the Statement of Financial Condition.

HRTF also has a services and expense agreement with an affiliate, Hudson River Trading Europe Ltd. ("HRTE"). This agreement covers support services provided by HRTE employees. As of December 31, 2018, the amount payable to HRTE was $20,400 and is included in Due to affiliates on the Statement of Financial Condition.

HRTF also has a technology agreement with an affiliate, Sun Trading Solutions, LLC ("STS"). This agreement covers technology support provided by STS platforms. As of December 31, 2018, the amount payable to STS was $92,469 and is included in Due to affiliates on the Statement of Financial Condition.

HRTF has a platform access agreement with an affiliate, HRT Execution Services LLC ("HRTX"). This agreement grants HRTF access to and use of the HRTX technical platform. As of December 31, 2018, the amount payable to HRTX was $636,400 and is included in Due to affiliates on the Statement of Financial Condition.

12. Guarantees

ASC 460, *Guarantees ("ASC 460")*, requires HRTF to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications/Other Guarantees

In the normal course of its business, HRTF indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments that HRTF could be required to make under these indemnifications cannot be estimated. However, HRTF believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

13. Commitments and Contingencies

HRTF may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker dealer in financial instruments. Management believes that as of December 31, 2018, that HRTF is not subject to any litigation, arbitration, or regulatory action that requires accrual to be made.

The Company is a member of and utilizes the National Securities Clearing Corporation ("NSCC") and the Depository Trust Company ("DTC") to clear and settle the Company's securities transactions. Associated with its membership, the Company is required to put up collateral to secure its settlement obligations. If HRTF fails to deliver on its financial obligations, NSCC may use such collateral to settle HRTF's liabilities.

HRT Financial LLC

Notes to Financial Statement (continued)

13. Commitments and Contingencies (continued)

In the event that HRTF fails to settle its obligations, NSCC has the authority to close out open positions and use the cash collateral that HRTF has at NSCC and/or DTC. In the event of systemic or counter party failure, NSCC and/or DTC will follow its close out and loss allocation procedures as detailed in their rules. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote. As of December 31, 2018, the Company had $16,763,294 in collateral held at NSCC and DTC.

14. Subsequent Events

HRTF has performed an evaluation of subsequent events through February 26, 2019, which is the date the Statement of Financial Condition was available to be issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the Statement of Financial Condition as of and for the year ended December 31, 2018